SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated August 28, 2003

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 40-F ☐ Form 20-F☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

No ☒ Yes ☐

BARAN GROUP LTD.
Form 6-K

BARAN GROUP LTD.

BARAN GROUP LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

Convenience translation from adjusted NIS into thousands of U.S. dollars

	December 31, 2002	June 30, 2003
	Audited	Unaudited
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	21,229	15,972
Short-term investments	20,606	16,880
Accounts receivable:
Trade and income receivable	60,452	41,551
Other	10,957	14,659
Inventories	2,160	2,994

T o t a l curent assets	115,404	92,056

INVESTMENTS LOANS AND LONG-TERM RECEIVABLES:
Investments in associated companies	6,307	5,902
Other investments loans and long-term receivable	6,552	5,913
Deferred income taxes	367	372

	13,226	12,187

LAND AND BUILDINGS FOR LEASE:
Cost	16,249	16,393
L e s s - accumulated depreciation and amortization	1,735	1,945

	14,514	14,448

FIXED ASSETS:
Cost	34,589	35,365
L e s s - accumulated depreciation	17,612	18,814

	16,977	16,551

GOODWILL, net of accumulated amortization
	22,872	21,694
OTHER INTANGIBLE ASSETS,
net of accumulated amortization	1,411	1,060

	184,404	157,996

BARAN GROUP LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

Convenience translation from adjusted NIS into thousands of U.S. dollars

	December 31, 2002	June 30, 2003
	Audited	Unaudited
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit and bank loans	23,315	23,341
Accounts payable and accruals:
Trade	22,843	13,766
Other	36,611	23,661

T o t a l current liabilities	82,769	60,768

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement,
net of amount funded	1,348	1,085
Bank loans net of current maturities	38,504	33,163
Capital notes issued to minority shareholders of a
Subsidiary, net	2,575	2,690
Deferred income taxes	12	8

T o t a l long-term liabilities	42,439	36,946

T o t a l liabilities	125,208	97,714

MINORITY INTERESTS	2,106	2,204

SHAREHOLDERS' EQUITY
Share capital - ordinary shares of adjusted NIS 1
par value	3,516	3,516
Capital surplus	16,657	16,657
Differences from translation of foreign currency
financial statements of subsidiaries	(33)	74
Retained earnings	38,278	39,159
Cost of Company shares held by the Company and
its subsidiaries	(1,328)	(1,328)

T o t a l shareholders' equity	57,090	58,078

T o t a l liabilities and shareholders' equity	184,404	157,996

BARAN GROUP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATION
FOR THE 6 AND 3 MONTH PERIOD ENDED JUNE 30, 2003
(Unaudited)

	Convenience translation from adjusted NIS into thousands U.S. dollars
	Three month period ended June 30		Six month period ended June 30
	2002	2003	2003
REVENUES:
Construction projects and services	39,879	25,469	52,899
Sale of products	9,795	8,878	20,929
Lease of buildings	436	579	1,039
Management fees from proportionately
consolidated companies	986	75	323

T o t a l revenues	51,096	35,001	75,190

COST OF REVENUES:
Construction projects and services	34,316	20,874	43,291
Sale of products	9,356	8,727	19,994
Lease of buildings	83	210	366

Total cost of revenues	43,755	29,811	63,651

GROSS PROFIT	7,341	5,190	11,539
RESEARCH AND DEVELOPMENT EXPENSES	179	130	313
SELLING, MARKETING, GENERAL
AND ADMINISTRATIVE EXPENSES, net:
Selling and marketing, net	1,081	1,018	2,339
General and administrative	2,707	3,200	7,074

OPERATING INCOME	3,374	842	1,813
FINANCIAL EXPENSES, net	2,118	522	690
OTHER INCOME (EXPENSES), net	(197)	(46)	285

INCOME BEFORE TAXES ON INCOME	1,059	274	1,408
TAXES ON INCOME	618	163	867

INCOME AFTER TAXES ON INCOME	441	111	541
SHARE IN PROFITS (LOSS) OF
ASSOCIATED COMPANIES, net	24	(233)	(31)
MINORITY INTERESTS IN LOSSES OF
SUBSIDIARIES, net	232	287	371

NET INCOME FOR THE PERIOD	697	165	881

EARNINGS PER SHARE - basic and diluted	0.09	0.02	0.11

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING - in thousands	7,726	8,143	8,143

BARAN GROUP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE 6 AND 3 MONTH PERIOD ENDED JUNE 30, 2003
(Unaudited)

	Convenience translation from adjusted NIS into thousands U.S. dollars
	Three month period ended June 30		Six month period ended June 30
	2002	2003	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	697	165	881

Adjustments to reconcile net income to net cash
provided by operating activities:	(9,462)	8,135	(3,738)

Net cash provided by (used in) operating
activities	(8,765)	8,300	(2,857)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(1,711)	(849)	(1,685)
Repayment of long-term loans	6,288	31	31
Proceeds from purchase of investments in
companies consolidated in previous years			85
Acquisition of shares of an associated company	(120)
Proceeds from sale of fixed assets	175	214	403
Decrease (increase) in short-term deposits, net	(1,903)	(1,291)	(1,249)
Sale (purchase) of short-term marketable
securities, net	-	-	5,660
Group of long-term loan	(5,789)	2	(264)

Net cash provided by (used in) investing
activities	(3,070)	(1,893)	2,981

BARAN GROUP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE 6 AND 3 MONTH PERIOD ENDED JUNE 30, 2003
(Unaudited)

	Convenience translation from adjusted NIS into thousands U.S. dollars
	Three month period ended June 30		Six month period ended June 30
	2002	2003	2003
CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term bank loans received	1,293	28	114
Repayment of long-term bank loans	(429)	(718)	(5,366)
Dividend paid	(3,079)	(49)	(50)
Short-term bank credit - net	(2,853)	(2,545)	(2,710)
Issuance of capital notes to minority		544	544
Short-term bank loans - net	1,388	(1,151)	2,660

Net cash provided by (used in) financing
activities	(3,680)	(3,891)	(4,808)

TRANSLATION DIFFERENCES ON CASH BALANCES OF A
SUBSIDIARY
OPERATING INDEPENDENTLY	19	(508)	(573)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
	(15,496)	2,008	(5,257)

BALANCE OF CASH AND CASH
EQUIVALENTS AT BEGINNING
OF PERIOD	51,283	13,964	21,229

BALANCE OF CASH AND CASH
EQUIVALENTS AT END OF PERIOD	35,787	15,972	15,972

Note 1- Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial condition and results of operation of Baran Group Ltd. (the “Company” or “Baran”). The consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission. The results of operations for the six and three months ended June 30, 2003 are not necessarily indicative of the results that could be expected for the entire fiscal year.

The financial statements are conveniently translated into U.S. dollars. The adjusted NIS figures at June 30, 2003 translated into dollars using representative exchange rate of the dollar at June 30, 2003 ($1 = NIS 4.312). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into dollars.

Note 2- Earning Per Share

Earning per share- which is computed in accordance with the Israeli GAAP has been determined on the basis of the weighted average number of shares outstanding during the six and three months ended June 30, 2003, and the three months ended June 30, 2002 net of the weighted average number of shares held by the Company and its subsidiaries.

Note 3- Financial information by divisional classification

Baran in 2003 operates in a structure of five divisions. Each division’s relative contribution to the aggregate revenues of Baran during the year 2003, the six months ended June 30, 2002 and 2003 was as follows:

Division	6.2002*	2002*	6.2003*

Communications Division	28%	31%	32%
Civil Engineering Division	6%	12%	15%
Industry Division	25%	20%	20%
Semiconductors Division	20%	14%	2%
Technologies and Services Division	21%	23%	31%

Total	100%	100%	100%

(*)    The relative contribution ascribed to each division during these years is estimated, based on the assumption that the divisional structure of Baran during the year 2002 is similar to the divisional structure in the year of 2003.

(*)     The figures in this table represent the Company’s exclusive share in both the Company’s subsidiaries and affiliated companies revenues.

Note 4- Financial information by geographical areas

Geographical breakdown of Baran’s revenues.

Division	6.2002	2002	6.2003

Israel	73%	71%	74%
Europe	26%	21%	9%
USA	1%	4%	15%
The rest of the world	*	4%	2%

Total	100%	100%	100%

(*)     Less than 1%.

Baran’s management adopted a strategic policy to expand the group’s global activities. This policy has been implemented, among other things, through the merger completed on November 2002, between Baran’s subsidiary and o2wireless Solutions Inc., the acquisition in September 2001 of Westmontage Kable und Netzwerk GmbH, the establishment in March 2002 of Baran Raviv Telecom (Thailand) Ltd.and the establishment in April 2003 of BRJ Projects (Proprietary) Limited. This worldwide expansion has occurred within Communications division’s field of operation.

Baran believes there is substantial potential for growth of its business outside of Israel. In the recent years Baran has taken steps to expend its activities outside of Israel. Today, Baran is a worldwide company, which renders services in Asia, Europe, Africa and North America. Baran intends to continue in expanding its operations and revenues outside Israel.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related notes to the consolidated financial statements and the Operating and Financial Review and prospects included in Baran’s Annual Report on form 20-F for the fiscal year ended December 31, 2002 and the unaudited interim condensed consolidated financial statements contained in this Report on form 6-K and the related notes to such unauidited interim condensed consolidated financial statements.

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This Form 6-K contains such “forward-looking statements”. These statements may be made directly in this Form 6-K referring to Baran and it may also be made a part of this Form 6-K by reference to other documents filed with the Securities and Exchange Commission by Baran Group Ltd. ,which is known as “incorporation by reference”. These statements may include statements regarding the future events. Words such as “anticipate,” “estimate”, “expects”, “projects”,“intends”, “plans”, “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Baran Group Ltd. is under no obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations

Comparison of Three Months Ended June 30, 2002 to Three Months Ended June 30, 2003

Revenues.        Revenues decreased by 32% to $ 35 million in the three months ended June 30, 2003, from $ 51.1 million in the three months ended June 30, 2002. The decrease in the Company’s revenues is directly influenced by the local and worldwide recession and economic slow down. A considerable decrease in revenues occurred in the Semiconductors and Industry divisions. Due to that at the end of 2002, a large-scaled semiconductor project had come to final stages, which are characterized by decrease in revenues as opposed to increase in expenses and allowances for the completion of the project. As well as the completion of the Beit — Dagan project and additional other large scaled projects within the Industry division.

Cost of revenues. Cost of revenues decreased by 32%, exactly the same decrease as in the revenues, to $29.8 million in the three months ended June 30, 2003 from $ 43.8 million in the three months ended June 30, 2002. This decrease was primarily due to the large turnkey projects performed by the group, which had come to the final stages, as was mentioned in the Revenues paragraph.

Gross profit. Gross profit in the year ended 2002 was 15%, in the three months ended June 30, 2002 it was 14%, and in the three mouths ended June 30,2003, it was also 15% .
In spite of the decline in the Company’s overall profitability, the Company succeeds in maintaining a stable gross profit rate.

Research and development, selling and marketing, general and administrative expenses.  Research and development expenses decreased by 27% to $ 0.13 million in the three months ended June 30, 2003 from $ 0.18 million in three months ended June 30, 2002, mainly due to a decrease in the research and development investment in Mobipower Ltd. (formerly known as T.P.S. Teleparking Systems Ltd.).
Selling and marketing expenses decrease by 61% to $ 1.02 million in the three months ended June 30, 2003 from $ 1.08 million in the three months ended March 31, 2002.
General and administrative expenses increased by 18% to $ 3.2 million in the three months ended June 30, 2003 from $ 2.7 million in the three months ended June 30, 2002.

The operating income decrease by 75% to $0.84 million in the three months ended June 30, 2003, and reached $1.8 million in the six months ended June 2003.

This decrease in the operating income is primarily attributable to a significant increase in the abovementioned expenses, which was resulted from the reduction of o2wireless’s goodwill, consequent to the merger between Baran Telecom Inc. and o2Wireless on November, 2002. Moreover, since the completion of the merger and the registration of Baran’s shares in the Nasdaq, Baran incurred the general and administrative expenses of o2Wireless as well as additional expenses relate to the conformity with Securities and Exchange Commission requirements.

Additional increase occurred in the selling and marketing expenses, due to the Company’s endeavors to expand its international activities to additional states, including but not limited to Romania, South Africa etc. Nevertheless, the management administrative expanses decreased in the three months ended June 30, 2003 comparable to the three months ended June 30, 2002, due to economizing and efficiency measures taken by the Company’s management

Net financing expenses.    Net financing expenses decreased by 75% to $ 0.5 million in the three months ended June 30, 2003 from $ 2.12 million in the three months ended June 30, 2002. This improvement was primarily due to the obtainment of appropriate return for the Company’s financial surplus, as well as, the changes in the Israeli Consumer Price Index and the devaluation of the NIS in relation to the U.S. dollar as well as due to considerable increase in the use of external financing by the Company for various activities such as acquisitions, real estate development and other projects and ongoing activities.

Tax rate. The rate of tax for the three months ended June, 30 2003 decrease to $163 thousands from $618 thousands in the three months ended June, 30 2002 primarily due to the decline in taxable income, however the tax rate percentage is still high mainly due to the reduction of o2wireless’s goodwill, consequent to the merger between Baran Telecom Inc. and o2Wireless on November, 2002, which are not taxable. Moreover, the higher tax rate in the three months ended June 30, 2003 is due to the inability to offset losses of certain subsidiaries of Baran (mainly Mobipower Ltd.) against profits generate from other subsidiaries, in the Baran’s consolidated financial statements, which includes both profitable and non profitable subsidiaries.

Critical Accounting Policies

        The preparation of Baran’s financial statements in conformity with accounting principles generally accepted in Israel requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements. Baran bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. Please refer to note 1 of Baran’s financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2002 for a summary of Baran’s significant accounting policies as well as to the critical accounting policies included in the abovementioned report.

Liquidity and Capital Resources

Baran’s cash flow from current operation improved from negative $8.8 million in the three months ended June 30.2002 to positive $ 8.3 million in the three mounts ended June 30, 2003.

The positive cash flow was influenced by two reasons mainly:

  A payment, which has been delayed, from a costumer within the Communication Division, was paid within the quarter ended June 30, 2003.
  A substantial decrease has occurred in the credit to costumer granted in one of the companies within the Technologies and Services Division, which also contributed to the obtainment of a positive cash flow.

        The Company’s management has taken considerable measures in order to reach and maintain a positive cash flow.

Subsequent Events

  On August 8, 2003 Carmel Desalination Ltd., which is equally held (33.33%) by the Company, Dor Chemicals Ltd. and Ionics Inc,. has executed an agreement according to which Dor Chemicals Ltd. transferred its rights in Carmel Desalination Ltd. to Baran Group Ltd.- 50% and to Ionics Inc.- 50%.
  Following the transfer of the rights by Dor Chemicals, Baran Group’ Ltd. share in Carmel Desalination Ltd. shall be — 50%, as well as Ionics’ Inc. share in Carmel Desalination Ltd. shall be — 50%.
  The cost of the desalination facility’s construction is approximately 100 million dollars.
  On July 30, 2003 the Company announced that as part of a compromise agreement, which will be submitted to court, a consortium, which is composed of the Company (50%) and Ionics Inc.(50%), will be announced by Mekorot The Water Company Ltd. (the Israeli National Water Company), as an exclusive winner of a tender to the construction of a water desalination facility in Ashdod, Israel. The Project will be erected on a “Turn Key” basis and its construction estimated cost is approximately 95 million dollars. The construction of the Project shall be completed within approximately two years.
  On July 4, 2003 BMD Partnership (of which 1/3rd is held by the Company) was awarded the exclusive right to negotiate the performance of a bid for the construction and operation in Romania of a 12 KM, four lanes and four bridges highway. The construction of the project in Romania shall be accomplished within approximately two years and BMD will be granted with the right to operate the project in Romania for ten years. The estimated cost of the project in Romania is approximately 25 million Euro and the expected income is approximately 46 million Euro, during 10 years.

Quantitative and Qualitative Disclosures about Market Risks

        Reference is made to the “Quantitative and Qualitative Disclosures about Market Risks” section (Item 11) in Baran’s Annual Report on Form 20-F for the year ended December 31, 2002.

Legal Proceedings

        Except as described below, there were no material developments to the legal proceedings during the quarter ended June 30, 2003.

On August 13, 2003, the Company accepted service, as a one third partner in the consortium for the establishment of the “Nachshonim” military base. The claim was filed in the Tel- Aviv District Court, against all the three partners in the consortium. It is a declarative and monetary claim, according to which the plaintiff claim that the consortium, which is consisted of three partners, has breached contractual obligations owed to him, which resulted in $ 2.8 million monetary damage to him.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. BY: /S/ Sasson Shilo —————————————— Sasson Shilo Chief Financial Officer

Date: August 28, 2003